Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Home Loan Servicing Solutions, Ltd.

Computation of Ratio of Earnings to Fixed Charges (dollars in thousands, except ratio)

For the years ended December 31,	2013	2012	2011
Income (loss) from operations before tax	$237,999	$50,974	$(273)
Add:
Interest expense	110,071	24,057	—
Total other expense	—	—	—

Earnings available for fixed charges	$348,070	$75,031	$(273)

Fixed charges:
Interest expense	$110,071	$24,057	$—
Total other expense	—	—	—

Total fixed charges	$110,071	$24,057	$—

Ratio of earnings to fixed charges	3.16	3.12	—